UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ M. Brandjes

	Name:	M. Brandjes
	Title:	Company Secretary

Date: January 29, 2015

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	2

4TH QUARTER AND FULL YEAR 2014 UNAUDITED RESULTS

•	Royal Dutch Shell’s fourth quarter 2014 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $4.2 billion compared with $2.2 billion for the same quarter a year ago. Full year 2014 CCS earnings were $19.0 billion compared with $16.7 billion in 2013.

•	Fourth quarter 2014 CCS earnings excluding identified items (see page 8) were $3.3 billion compared with $2.9 billion for the fourth quarter 2013, an increase of 12%. Full year 2014 CCS earnings excluding identified items were $22.6 billion compared with $19.5 billion in 2013.

•	Compared with the fourth quarter 2013, CCS earnings excluding identified items benefited from improved Downstream results reflecting steps taken by the company to improve financial performance and the industry environment. In Upstream, earnings benefited from increased high-margin liquids production volumes and improved operational performance, and lower well write-offs. These items were more than offset by lower oil prices. Upstream earnings excluding identified items were impacted by $330 million related to an increase of a deferred tax liability as a result of the weakening Australian dollar.

•	Fourth quarter 2014 basic CCS earnings per share excluding identified items increased by 13% versus the fourth quarter 2013. Full year 2014 basic CCS earnings per share excluding identified items increased by 15% versus 2013.

•	Total cash dividends paid to shareholders in the fourth quarter 2014 were $3.0 billion. During the fourth quarter some 27.4 million shares were bought back for cancellation for a consideration of $1.0 billion.

•	Gearing at the end of 2014 was 12.2% compared with 16.1% at the end of 2013.

•	A fourth quarter 2014 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”), an increase of 4% compared with the fourth quarter 2013.

•	Royal Dutch Shell is expected to announce a dividend of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”) in respect of the first quarter 2015.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2014	Q3 2014	Q4 2013%[1]			2014	2013	%

773	4,463	1,781	-57	Income attributable to Royal Dutch Shell plc shareholders	15,052	16,371	-8
3,390	803	371		Current cost of supplies (CCS) adjustment for Downstream	3,989	374
4,163	5,266	2,152	+93	CCS earnings	19,041	16,745	+14
901	(581)	(763)		Identified items[2]	(3,521)	(2,747)
3,262	5,847	2,915	+12	CCS earnings excluding identified items	22,562	19,492	+16
				Of which:
1,730	4,343	2,477		Upstream	16,505	15,117
1,550	1,793	558		Downstream	6,265	4,466
(18)	(289)	(120)		Corporate and Non-controlling interest	(208)	(91)

9,608	12,811	6,028	+59	Cash flow from operating activities	45,044	40,440	+11

0.66	0.83	0.34	+94	Basic CCS earnings per share ($)	3.02	2.66	+14
1.32	1.66	0.68		Basic CCS earnings per ADS ($)	6.04	5.32
0.52	0.92	0.46	+13	Basic CCS earnings per share excl. identified items ($)	3.57	3.10	+15
1.04	1.84	0.92		Basic CCS earnings per ADS excl. identified items ($)	7.14	6.20

0.47	0.47	0.45	+4	Dividend per share ($)	1.88	1.80	+4
0.94	0.94	0.90		Dividend per ADS ($)	3.76	3.60

[1]	Q4 on Q4 change
[2]	See page 8

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	3

Royal Dutch Shell Chief Executive Officer Ben van Beurden:

“Our strategy is delivering with good performance on our three themes of financial performance, capital efficiency and project delivery. These will remain Shell’s priorities in 2015, as we continue to balance growth and returns.”

FOURTH QUARTER 2014 PORTFOLIO DEVELOPMENTS

Upstream

In Malaysia, Shell announced first production from the Shell-operated Gumusut-Kakap deep-water development (Shell interest 29%). The production system is expected to reach a peak oil production of around 135 thousand barrels of oil equivalent per day (“boe/d”). With oil production now underway, work on the gas injection facilities is continuing with an expected start-up during 2015.

Shell announced the final investment decision (“FID”) on the Bonga Main phase 3 project (Shell interest 55%) offshore Nigeria. The development is expected to contribute some 40 thousand boe/d at peak production through the existing Bonga FPSO export facility.

Shell announced the FID on the Coulomb phase 2 project (Shell interest 100%) in the Gulf of Mexico. The development is a subsea tie-back into the Na Kika semi-submersible storage platform and is expected to contribute some 20 thousand boe/d at peak production.

Shell commenced front end engineering and design (“FEED”) on the Vito deep-water development project (Shell interest 51%) in the Gulf of Mexico, United States. The development, which is expected to deliver peak production of 100 thousand boe/d, will be a floating production system with flexibility for up to four subsea tiebacks.

Shell announced a frontier exploration discovery offshore Gabon, West Africa (Shell interest 75%). The Leopard-1 well encountered a substantial gas column with around 200 metres net gas pay in a pre-salt reservoir. Shell and its partners are planning to undertake an appraisal programme to further determine the resource volumes.

During the quarter, in Shell’s heartlands exploration programme, Shell made two Shell-operated oil discoveries in deep-water Gulf of Mexico with the Gettysburg W well (Shell interest 80%) in the Norphlet play, and the Power Nap well (Shell interest 50%) just east of the Vito discovery.

Shell had continued success with near-field exploration discoveries in a number of countries.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in the United States Gulf of Mexico.

Upstream divestment proceeds totalled some $2.2 billion for the fourth quarter 2014 and included proceeds from the divestment of the Haynesville dry gas position in the United States, Oil Mining Lease 24 and related facilities in onshore Nigeria, and the BM-ES-23 concession in the Espirito Santos Basin offshore Brazil.

In Upstream outside the Americas, a strategic review of Shell’s resources plays portfolio is underway. This review may potentially lead to future portfolio activities, well write-offs and/or impairments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	4

Downstream

In Norway, Shell signed an agreement for the sale of its retail, commercial fuels, and supply and distribution logistics businesses to ST1. In addition, Shell’s aviation business will become a 50-50 joint venture with ST1. The sale is subject to regulatory approval and is expected to be completed in 2015.

In Singapore, Shell has taken full control of Ellba Eastern (Pte) Ltd, through the acquisition of a 50% stake in the company previously held by its joint venture partner. The joint venture, which is already operated by Shell, produces styrene monomer and propylene oxide. The buy-out enables integration with and optimisation of Shell’s existing asset base at Shell Jurong Island, allowing for future growth.

In South Africa, Shell announced that it is merging its Marketing and Refining businesses to form Shell Downstream South Africa. As part of the merger, Shell will sell 3% of its shareholding in the Durban refinery in South Africa to our Broad-Based Black Economic Empowerment partner, Thebe.

Shell Midstream Partners, L.P., a master limited partnership formed by Shell, announced the pricing of its initial public offering of 40,000,000 common units representing limited partner interests at $23.00 per common unit raising $1.0 billion in proceeds for Shell. The underwriters exercised the full over-allotment option to purchase an additional 6,000,000 common units from Shell Midstream Partners. The common units began trading on the New York Stock Exchange on October 29, 2014 under the ticker symbol “SHLX”.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	5

KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2014

•	Fourth quarter 2014 CCS earnings (see Note 2) were $4,163 million, 93% higher than for the same quarter a year ago. Full year 2014 CCS earnings were $19,041 million, 14% higher than in 2013.

•	Fourth quarter 2014 CCS earnings excluding identified items (see page 8) were $3,262 million compared with $2,915 million for the fourth quarter 2013, an increase of 12%. Fourth quarter 2014 CCS earnings excluding identified items benefited from improved Downstream results reflecting steps taken by the company to improve financial performance and the industry environment. In Upstream, earnings benefited from increased high-margin liquids production volumes and improved operational performance, and lower well write-offs. These items were more than offset by lower oil prices. Upstream earnings excluding identified items were impacted by $330 million related to an increase of a deferred tax liability as a result of the weakening Australian dollar.

Full year 2014 CCS earnings excluding identified items were $22,562 million compared with $19,492 million in 2013, an increase of 16%.

•	Basic CCS earnings per share for the fourth quarter 2014 increased by 94% versus the same quarter a year ago. Full year 2014 basic CCS earnings per share increased by 14% versus 2013.

•	Basic CCS earnings per share excluding identified items for the fourth quarter 2014 increased by 13% versus the same quarter a year ago. Full year 2014 basic CCS earnings per share excluding identified items increased by 15% versus 2013.

•	Cash flow from operating activities for the fourth quarter 2014 was $9.6 billion, compared with $6.0 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the fourth quarter 2014 was $3.8 billion, compared with $7.7 billion in the same quarter last year.

Full year 2014 cash flow from operating activities was $45.0 billion, compared with $40.4 billion in 2013. Excluding working capital movements, cash flow from operating activities for the full year 2014 was $38.9 billion, compared with $37.5 billion in 2013.

•	Net capital investment (see Note 2) for the fourth quarter 2014 was $7.8 billion. Capital investment for the fourth quarter 2014 was $9.7 billion and divestments were $2.5 billion.

Full year 2014 net capital investment was $23.9 billion. Capital investment for the full year 2014 was $37.3 billion, including $2.0 billion for the acquisition of the Repsol LNG portfolio. This successfully completes the 2014 capital program. Divestments were $14.0 billion, excluding proceeds from the initial public offering of the US midstream master limited partnership.

•	Total cash dividends paid to shareholders in the fourth quarter 2014 were $3.0 billion. Total dividends distributed in the full year 2014 were $11.8 billion, of which $2.4 billion were settled by issuing some 64.6 million A shares under the Scrip Dividend Programme.

•	Under our share buyback programme some 27.4 million A shares were bought back for cancellation during the fourth quarter 2014 for a consideration of $1.0 billion. During the full year 2014 some 87.7 million shares were bought back for cancellation for a consideration of $3.3 billion.

•	Return on average capital employed on a reported income basis (see Note 4) was 7.1% at the end of 2014 compared with 7.9% at the end of 2013.

•	Gearing was 12.2% at the end of 2014 versus 16.1% at the end of 2013.

•	Oil and gas production for the fourth quarter 2014 was 3,213 thousand boe/d, a decrease of 1% compared with the fourth quarter 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, fourth quarter 2014 production volumes were 7% higher than for the same period last year.

Full year 2014 oil and gas production was 3,080 thousand boe/d, a decrease of 4% compared with 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, 2014 production volumes increased by 2% compared with 2013.

•	Equity sales of LNG of 6.20 million tonnes for the fourth quarter 2014 were 26% higher than for the same quarter a year ago.

Full year 2014 equity sales of LNG of 23.97 million tonnes were 22% higher than in 2013.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	6

•	Oil products sales volumes for the fourth quarter 2014 were 6% higher than for the fourth quarter 2013. Chemicals sales volumes for the fourth quarter 2014 decreased by 12% compared with the same quarter a year ago.

Full year 2014 oil products sales volumes were 3% higher than in 2013. Full year 2014 chemicals sales volumes decreased by 2% compared with 2013.

•	When final volumes are reported in the 2014 Annual Report and Form 20-F, Shell expects that proved oil and gas reserves additions before taking into account production on an SEC basis will be around 0.3 billion barrels of oil equivalent (“boe”).

With 2014 production of some 1.2 billion boe, our headline proved Reserves Replacement Ratio for the year on an SEC basis is expected to be around 26%. Our Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year, acquisitions and divestments, is expected to be around 47%.

At the end of 2014, total proved reserves on an SEC basis are expected to be around 13.1 billion boe, after taking into account 2014 production.

The 3-year average headline proved Reserves Replacement Ratio on an SEC basis is expected to be around 67%. Our 3-year average Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year, acquisitions and divestments, is expected to be around 85%.

Further information will be provided in our Annual Report and Form 20-F, which is expected to be filed in March 2015.

•	Supplementary financial and operational disclosure for the fourth quarter and full year 2014 is available at www.Shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	7

SUMMARY OF IDENTIFIED ITEMS

Earnings for the fourth quarter 2014 reflected the following items, which in aggregate amounted to a net gain of $901 million (compared with a net charge of $763 million for the fourth quarter 2013), as summarised in the table below:

•	Upstream earnings included a net gain of $915 million, mainly reflecting net divestment gains of $756 million and the net impact of fair value accounting of commodity derivatives and certain gas contracts of $436 million. These items were partly offset by asset impairments of $119 million, as well as redundancy and restructuring charges and other items. These other items included a $369 million charge associated with an update of an Australian deferred tax asset, partly offset by a gain of $295 million related to the recognition of the Dutch pension plan amendment. Upstream earnings for the fourth quarter 2013 included a net charge of $631 million.

•	Downstream earnings included a net charge of $6 million, mainly reflecting the net impact of fair value accounting of commodity derivatives of $186 million, redundancy and restructuring charges of $161 million, and impairment charges of $132 million. These net charges were partly offset by a gain of $480 million related to the recognition of the Dutch pension plan amendment. Downstream earnings for the fourth quarter 2013 included a net charge of $86 million.

•	Corporate results and Non-controlling interest included a net charge of $8 million mainly reflecting redundancy and restructuring charges. Earnings for the fourth quarter 2013 included a net charge of $46 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013
			Segment earnings impact of identified items:
915	(394)	(631)	Upstream	(664)	(2,479)
(6)	(192)	(86)	Downstream	(2,854)	(597)
(8)	5	(46)	Corporate and Non-controlling interest	(3)	329
901	(581)	(763)	Earnings impact	(3,521)	(2,747)

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 3)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	8

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Full year
Q4 2014	Q3 2014	Q4 2013%[1]			2014	2013	%

1,730	4,343	2,477	-30	Upstream earnings excluding identified items	16,505	15,117	+9
2,645	3,949	1,846	+43	Upstream earnings	15,841	12,638	+25

4,991	8,854	5,557	-10	Upstream cash flow from operating activities	31,839	30,114	+6

5,355	5,447	14,150	-62	Upstream net capital investment	20,704	39,217	-47

1,526	1,429	1,539	-1	Liquids production available for sale (thousand b/d)	1,484	1,541	-4
9,782	7,892	9,925	-1	Natural gas production available for sale (million scf/d)	9,259	9,616	-4

3,213	2,790	3,251	-1	Total production available for sale (thousand boe/d)	3,080	3,199	-4

6.20	5.68	4.93	+26	Equity sales of LNG (million tonnes)	23.97	19.64	+22

[1]	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $1,730 million compared with $2,477 million a year ago. Identified items were a gain of $915 million, compared with a net charge of $631 million for the fourth quarter 2013 (see page 8).

Compared with the fourth quarter 2013, earnings excluding identified items were impacted by the significant decline in oil price. Earnings benefited from both the impact of high-margin liquids production volumes from the start-up of new deep-water projects and improved operational performance, and lower well write-offs. The increase of a deferred tax liability as a result of the weakening Australian dollar reduced earnings by some $140 million. The impact of this item on the fourth quarter 2014 earnings excluding identified items was $330 million after tax, compared with a $190 million after tax impact in the fourth quarter 2013.

Upstream Americas excluding identified items incurred a loss.

Global liquids realisations were 25% lower than for the fourth quarter 2013. Global natural gas realisations were 12% lower than for the same quarter a year ago, with a 3% decrease in the Americas and a 15% decrease outside the Americas.

Fourth quarter 2014 production was 3,213 thousand boe/d compared with 3,251 thousand boe/d a year ago. Liquids production decreased by 1% and natural gas production decreased by 1% compared with the fourth quarter 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, fourth quarter 2014 production was 7% higher than for the same period last year. Underlying production was driven by increased high-margin liquids production from both new deep-water projects and improved operational performance.

New field start-ups and the continuing ramp-up of existing fields, in particular Mars B, Cardamom and BC10 phase 2 in the Americas, Gumusut Kakap in Malaysia, and Bonga NW in Nigeria contributed some 140 thousand boe/d to production for the fourth quarter 2014, which more than offset the impact of field declines.

Equity LNG sales volumes of 6.20 million tonnes increased by 26% compared with the same quarter a year ago, mainly reflecting the contribution from Atlantic LNG and Peru LNG.

Full year Upstream earnings excluding identified items were $16,505 million compared with $15,117 million in 2013. Identified items were a net charge of $664 million, compared with a net charge of $2,479 million in 2013 (see page 8).

Compared with 2013, Upstream earnings excluding identified items benefited from increased liquids production volumes from both the start-up of new high-margin deep-water projects and improved operational performance. Earnings also reflected lower exploration expenses primarily driven by lower well write-offs, and increased contributions from trading. Earnings were heavily impacted by declining oil prices, and increased depreciation.

Global liquids realisations were 8% lower than in 2013. Global natural gas realisations were 6% lower than in 2013, with a 20% increase in the Americas and an 11% decrease outside the Americas.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	9

Full year 2014 production was 3,080 thousand boe/d compared with 3,199 thousand boe/d in 2013. Liquids production decreased by 4% and natural gas production decreased by 4% compared with 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, production volumes in 2014 increased by 2% compared with 2013.

New field start-ups and the continuing ramp-up of existing fields, in particular Majnoon in Iraq, Mars B and BC-10 phase 2 in the Americas, contributed some 130 thousand boe/d to production in 2014.

Equity LNG sales volumes of 23.97 million tonnes were 22% higher than in 2013, mainly reflecting the contribution from Atlantic LNG and Peru LNG.

DOWNSTREAM

Quarters				$ million	Full year
Q4 2014	Q3 2014	Q4 2013%[1]			2014	2013	%

1,550	1,793	558	+178	Downstream CCS earnings excluding identified items	6,265	4,466	+40
1,544	1,601	472	+227	Downstream CCS earnings	3,411	3,869	-12

4,698	3,187	808	+481	Downstream cash flow from operating activities	11,292	7,903	+43

2,375	(615)	1,571	+51	Downstream net capital investment	3,079	4,885	-37

2,718	2,896	2,910	-7	Refinery processing intake (thousand b/d)	2,903	2,915	—

6,392	6,295	6,038	+6	Oil products sales volumes (thousand b/d)	6,365	6,164	+3

3,895	4,441	4,412	-12	Chemicals sales volumes (thousand tonnes)	17,008	17,386	-2

[1]	Q4 on Q4 change

Fourth quarter Downstream earnings excluding identified items were $1,550 million compared with $558 million for the fourth quarter 2013. Identified items were a net charge of $6 million, compared with a net charge of $86 million for the fourth quarter 2013 (see page 8).

Compared with the fourth quarter 2013, Downstream earnings excluding identified items benefited from increased contributions from trading and supply, lower costs and taxes, higher contributions from marketing, and Shell’s actions to improve its portfolio and profitability. Realised refining margins improved in most regions, reflecting industry conditions and operating performance. Chemicals earnings were negatively impacted by unit shut-downs at the Moerdijk chemical site in the Netherlands.

Refinery intake volumes were 7% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 3% lower than in the same period a year ago as a result of planned maintenance. Refinery availability was 95%, compared with 93% for the fourth quarter 2013.

Oil products sales volumes increased by 6% compared with the same period a year ago, mainly as a result of increased trading volumes.

Chemicals sales volumes decreased by 12% compared with the same quarter last year primarily due to reduced volumes as a result of unplanned downtime at the Moerdijk chemical site in the Netherlands. Chemicals manufacturing plant availability was 65% compared with 91% in the same period last year, mainly reflecting the impact of unplanned unit shut-downs at the Moerdijk chemical site in the Netherlands.

Full year Downstream earnings excluding identified items were $6,265 million compared with $4,466 million in 2013. Identified items were a net charge of $2,854 million, compared with a net charge of $597 million in 2013 (see page 8).

Compared with 2013, Downstream earnings excluding identified items benefited from higher realised refining margins, reflecting the industry environment and improved operating performance, increased contributions from trading, and lower costs mainly as a result of divestments. Contributions from Marketing continued to be strong in 2014. Earnings were impacted by lower Chemicals contributions mainly as a result of weaker intermediates industry conditions and the result of unit shut-downs at the Moerdijk chemical site in the Netherlands.

Refinery intake volumes were in line with 2013. Refinery availability was 94%, compared with 93% in 2013.

Oil products sales volumes increased by 3% compared with 2013, mainly reflecting higher trading volumes.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	10

Chemicals sales volumes decreased by 2% compared with 2013, primarily driven by reduced volumes as a result of unplanned downtime at the Moerdijk chemical site in the Netherlands. Chemicals manufacturing plant availability decreased to 85% from 92% in 2013, mainly reflecting the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013

(18)	(289)	(120)	Corporate and Non-controlling interest excl. identified items	(208)	(91)
			Of which:
(24)	(306)	(73)	Corporate	(153)	73
6	17	(47)	Non-controlling interest	(55)	(164)

(26)	(284)	(166)	Corporate and Non-controlling interest	(211)	238

Fourth quarter Corporate results and Non-controlling interest excluding identified items were a loss of $18 million, compared with a loss of $120 million for the same period last year. Identified items for the fourth quarter 2014 were a net charge of $8 million, whereas earnings for the fourth quarter 2013 included a net charge of $46 million (see page 8).

Compared with the fourth quarter 2013, Corporate results excluding identified items mainly reflected lower net interest expense and higher tax credits, partly offset by adverse currency exchange rate effects.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $208 million compared with a loss of $91 million in 2013. Identified items for 2014 were a net charge of $3 million, whereas earnings for 2013 included a net gain of $329 million (see page 8).

Compared with 2013, Corporate results excluding identified items mainly reflected lower tax credits, higher net interest expense and adverse currency exchange rate effects.

FORTHCOMING EVENTS

First quarter 2015 results and first quarter 2015 dividend are scheduled to be announced on April 30, 2015. Second quarter 2015 results and second quarter 2015 dividend are scheduled to be announced on July 30, 2015. Third quarter 2015 results and third quarter 2015 dividend are scheduled to be announced on October 29, 2015.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	11

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2014	Q3 2014	Q4 2013%[1]			2014	2013	%
92,374	107,851	109,243		Revenue	421,105	451,235
818	1,512	2,024		Share of profit of joint ventures and associates	6,116	7,275
974	462	212		Interest and other income	4,123	1,089

94,166	109,825	111,479		Total revenue and other income	431,344	459,599

73,360	84,507	85,853		Purchases	326,998	353,199
7,465	7,555	7,512		Production and manufacturing expenses	30,038	28,386
3,426	3,350	3,861		Selling, distribution and administrative expenses	13,965	14,675
363	302	428		Research and development	1,222	1,318
1,323	846	1,766		Exploration	4,224	5,278
4,991	4,730	5,629		Depreciation, depletion and amortisation	24,499	21,509
430	417	470		Interest expense	1,804	1,642
2,808	8,118	5,960	-53	Income before taxation	28,594	33,592	-15
2,212	3,693	4,138		Taxation	13,686	17,066
596	4,425	1,822	-67	Income for the period	14,908	16,526	-10
(177)	(38)	41		Income attributable to non-controlling interest	(144)	155
773	4,463	1,781	-57	Income attributable to Royal Dutch Shell plc shareholders	15,052	16,371	-8

[1]	Q4 on Q4 change

EARNINGS PER SHARE

Quarters			$	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013
0.12	0.70	0.28	Basic earnings per share	2.38	2.60
0.12	0.70	0.28	Diluted earnings per share	2.38	2.60

SHARES1

Quarters			Millions	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013
			Weighted average number of shares as the basis for:
6,301.0	6,333.8	6,272.9	Basic earnings per share	6,311.5	6,291.1
6,301.1	6,334.1	6,275.1	Diluted earnings per share	6,311.6	6,293.4

6,295.0	6,320.3	6,295.4	Shares outstanding at the end of the period	6,295.0	6,295.4

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013
596	4,425	1,822	Income for the period	14,908	16,526
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
(2,398)	(2,963)	(326)	- Currency translation differences	(5,321)	(1,938)
(560)	(83)	28	- Unrealised (losses)/gains on securities	(797)	(166)
537	(10)	(2)	- Cash flow hedging gains/(losses)	528	178
(86)	(68)	(43)	- Share of other comprehensive loss of joint ventures and associates	(156)	(167)

(2,507)	(3,124)	(343)	Total	(5,746)	(2,093)

			Items that are not reclassified to income in later periods:
(3,011)	(2,672)	2,370	- Retirement benefits remeasurements	(6,482)	3,833

(3,011)	(2,672)	2,370	Total	(6,482)	3,833

(5,518)	(5,796)	2,027	Other comprehensive (loss)/income for the period	(12,228)	1,740
(4,922)	(1,371)	3,849	Comprehensive income for the period	2,680	18,266
(163)	(104)	(14)	Comprehensive (loss)/income attributable to non-controlling interest	(190)	23
(4,759)	(1,267)	3,863	Comprehensive income attributable to Royal Dutch Shell plc shareholders	2,870	18,243

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	13

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013

Assets
Non-current assets:
Intangible assets	7,076	7,135	4,394
Property, plant and equipment	192,472	190,842	191,897
Joint ventures and associates	31,558	33,316	34,613
Investments in securities	4,115	4,592	4,715
Deferred tax	8,029	7,465	5,785
Retirement benefits	1,682	2,405	3,574
Trade and other receivables	8,304	8,255	9,191
	253,236	254,010	254,169

Current assets:
Inventories	19,981	27,318	30,009
Trade and other receivables	58,470	59,056	63,638
Cash and cash equivalents	21,607	19,027	9,696
	100,058	105,401	103,343

Total assets	353,294	359,411	357,512

Liabilities
Non-current liabilities:
Debt	38,332	37,065	36,218
Trade and other payables	3,582	3,735	4,065
Deferred tax	12,052	12,970	11,943
Retirement benefits	16,318	14,064	11,182
Decommissioning and other provisions	23,834	22,156	19,698
	94,118	89,990	83,106

Current liabilities:
Debt	7,208	5,917	8,344
Trade and other payables	64,864	65,741	70,112
Taxes payable	9,797	13,181	11,173
Retirement benefits	377	364	382
Decommissioning and other provisions	3,966	3,226	3,247
	86,212	88,429	93,258

Total liabilities	180,330	178,419	176,364

Equity attributable to Royal Dutch Shell plc shareholders	172,144	180,002	180,047

Non-controlling interest	820	990	1,101

Total equity	172,964	180,992	181,148

Total liabilities and equity	353,294	359,411	357,512

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(12,182)	15,052	2,870	(190)	2,680
Capital contributions from, and other changes in, non-controlling interest[1]	—	—	—	727	727	25	752
Dividends paid	—	—	—	(11,843)	(11,843)	(116)	(11,959)
Scrip dividends[2]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares[3]	(8)	—	8	(2,787)	(2,787)	—	(2,787)
Shares held in trust: net sales/(purchases) and dividends received	—	742	—	107	849	—	849
Share-based compensation	—	—	(148)	30	(118)	—	(118)
At December 31, 2014	540	(1,190)	(14,365)	187,159	172,144	820	172,964

At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	1,872	16,371	18,243	23	18,266
Capital contributions from, and other changes in, non-controlling interest	—	—	—	18	18	(103)	(85)
Dividends paid	—	—	—	(11,338)	(11,338)	(252)	(11,590)
Scrip dividends[2]	12	—	(12)	4,140	4,140	—	4,140
Repurchases of shares[3]	(12)	—	12	(5,757)	(5,757)	—	(5,757)
Shares held in trust: net sales/(purchases) and dividends received	—	355	—	126	481	—	481
Share-based compensation	—	—	(157)	(332)	(489)	—	(489)
At December 31, 2013	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148

[1]	Mainly relates to the public offering of limited partner units in Shell Midstream Partners, L.P. The difference between the proceeds after tax, and the increase in non-controlling interest, measured by reference to the carrying amount of the entity’s net assets at the date of the transaction, was recognised in retained earnings.
[2]	Under the Scrip Dividend Programme some 64.6 million A shares, equivalent to $2.4 billion, were issued during 2014 and some 125.6 million A shares, equivalent to $4.1 billion, were issued during 2013.
[3]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the period.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	15

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2014	Q3 2014	Q4 2013		2014	2013

			Cash flow from operating activities
596	4,425	1,822	Income for the period	14,908	16,526
			Adjustment for:
2,330	2,691	4,677	- Current taxation	13,757	18,582
375	377	436	- Interest expense (net)	1,598	1,448
4,991	4,729	5,629	- Depreciation, depletion and amortisation	24,499	21,509
(972)	(78)	(87)	- Net gains on sale of assets	(3,212)	(382)
5,844	1,741	(1,682)	- Decrease/(increase) in working capital	6,125	2,988
(818)	(1,512)	(2,024)	- Share of profit of joint ventures and associates	(6,116)	(7,275)
1,531	2,096	1,865	- Dividends received from joint ventures and associates	6,902	7,117
(1,603)	689	(938)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(1,618)	(2,701)
1,000	572	1,338	- Other	2,500	2,937
13,274	15,730	11,036	Net cash from operating activities (pre-tax)	59,343	60,749

(3,666)	(2,919)	(5,008)	Taxation paid	(14,299)	(20,309)

9,608	12,811	6,028	Net cash from operating activities	45,044	40,440

			Cash flow from investing activities
(8,718)	(7,867)	(14,508)	Capital expenditure	(31,854)	(40,145)
107	(151)	(523)	Investments in joint ventures and associates	(1,426)	(1,538)
2,245	3,783	432	Proceeds from sales of assets	9,873	1,212
279	157	109	Proceeds from sales of joint ventures and associates	4,163	538
(649)	(278)	2	Other investments (net)	(587)	(388)
56	29	37	Interest received	174	175
(6,680)	(4,327)	(14,451)	Net cash used in investing activities	(19,657)	(40,146)

			Cash flow from financing activities
(173)	(465)	3,239	Net (decrease)/increase in debt with maturity period within three months	(3,332)	3,126
4,001	442	4,366	Other debt: New borrowings	7,778	9,146
(571)	(334)	(464)	Repayments	(4,089)	(6,877)
(310)	(404)	(650)	Interest paid	(1,480)	(1,307)
1,002	0	(60)	Change in non-controlling interest[1]	989	(51)
			Cash dividends paid to:
(2,987)	(2,994)	(1,610)	- Royal Dutch Shell plc shareholders	(9,444)	(7,198)
(39)	(4)	(36)	- Non-controlling interest	(116)	(252)
(971)	(770)	(996)	Repurchases of shares	(3,328)	(5,000)
(29)	48	66	Shares held in trust: net (purchases)/sales and dividends received	232	(565)
(77)	(4,481)	3,855	Net cash used in financing activities	(12,790)	(8,978)

(271)	(395)	(14)	Currency translation differences relating to cash and cash equivalents	(686)	(170)
2,580	3,608	(4,582)	Increase/(decrease) in cash and cash equivalents	11,911	(8,854)

19,027	15,419	14,278	Cash and cash equivalents at beginning of period	9,696	18,550

21,607	19,027	9,696	Cash and cash equivalents at end of period	21,607	9,696

[1]	Mainly relates to the public offering of limited partner units in Shell Midstream Partners, L.P.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	16

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2013 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in these Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2013 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2. Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

3. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

4. Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	17

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2013 (available at www.Shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, January 29, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

January 29, 2015

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	18

APPENDIX I

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Financial report which are listed and explained as follows:

Net capital investment by business segment

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

	$ million
	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net capital investment:
Upstream	5,355	14,150	20,704	39,217
Downstream	2,375	1,571	3,079	4,885
Corporate	34	61	116	201

Total	7,764	15,782	23,899	44,303
Proceeds from disposals	1,887	550	13,440	1,738

Capital investment	9,651	16,332	37,339	46,041
Exploration expense, excluding exploration wells written off	(784)	(705)	(2,244)	(2,506)
Investments in joint ventures and associates	107	(523)	(1,426)	(1,538)
Leases and other adjustments	(256)	(596)	(1,815)	(1,852)

Capital expenditure	8,718	14,508	31,854	40,145

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE	$ million Last twelve months
	December 31, 2014	December 31, 2013
Income for current and previous three quarters	14,908	16,526
Interest expense after tax	941	808
Income before interest expense	15,849	17,334
Capital employed – opening	225,710	213,936
Capital employed – closing	218,504	225,710
Capital employed – average	222,107	219,823

ROACE	7.1%	7.9%

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	19